ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

April 11, 2012

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 38 to the Trust’s Registration Statement on Form N-1A, filed on February 2, 2012

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on March 15, 2012, relating to Post-Effective Amendment No. 38 to the Trust’s Registration Statement on Form N-1A filed on February 2, 2012 regarding the Crow Point Hedged Global Income Fund (the “Fund”), a new series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Name of Fund

Comment #1

Please add disclosure that the Fund will be investing in at least three different countries.

Response #1

We have made the requested change and added the following disclosure to the Principal Investment Strategies section:

The Fund intends to achieve its investment objective through buying a portfolio of high dividend paying common stocks of U.S. and non-U.S. companies and other equity securities like preferred and convertible stocks and then actively hedging the Fund’s equity exposure with options.  The Fund will invest in at least three different countries.

Comment #2

With “income” in the name of the Fund and objective, please explain why the Fund invests such a high percentage in equity securities (the name suggests emphasis on preferred stock or debt securities).

Response #2

We have revised the name of the Fund to be the Crow Point Hedged Global Equity Income Fund.

Summary Section – Fees and Expenses of the Fund

Comment #3

In the Class A shares column of the Maximum Deferred Sales Charge (Load) line item, please add a footnote regarding investments of more than $1 million, if applicable.

Response #3

We have revised the fee table as follows in response to your comment.  We also note that after further consideration we have determined that the Class R shares should have a 12b-1 fee of 0.50%.  After a discussion with Keith O’Connell, we have determined to include the 12b-1 fee for Class R shares in our response and the fee is reflected in the revised fee table below.

Shareholder Fees (fees paid directly from your investment)	Class A	Class R	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.25%	None	None
Maximum Deferred Sales Charge (Load)	1.00%	None	None
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	1.00%(1)	1.00%	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.88%	0.88%	0.88%
Distribution and Service (Rule 12b-1) Fees	0.25%	0.50%	0.00%
Other Expenses(2)	1.19%	1.19%	1.19%
Total Annual Fund Operating Expenses	2.32%	2.57%	2.07%
Fee Waiver/Expense Reimbursement	1.07%	1.07%	1.07%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(3)	1.25%	1.50%	1.00%

(1)

Class A shares do not have a contingent deferred sales charge ("CDSC") except that a 1.00% charge applies to certain redemptions made within twelve months, following purchases of $1 million or more without an initial sales charge..

(2)

These expenses are based on estimated amounts for the Fund's current fiscal year.

(3)

Pursuant to an operating expense limitation agreement between Crow Point Partners, LLC (the "Advisor") and the Fund, the Advisor has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses (excluding interest and tax expenses, dividends on short positions and Acquired Fund Fees and Expenses) for the Fund do not exceed 1.25%, 1.50%, and 1.00%, of the Fund's average net assets, for Class A, Class R, and Class I shares, respectively, through June 30, 2013, subject thereafter to annual re-approval of the agreement by the Trust's Board of Trustees (the "Board of Trustees").  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  The Advisor is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid.  The Advisor is permitted to seek reimbursement from the Fund for the prior three fiscal years, as long as the reimbursement does not cause the Fund's operating expenses to exceed the expense cap.

Comment #4

Please confirm that the fee table will contain short sales expense, if any (dividends on stocks sold short specifically).

Response #4

We confirm that the Fund does not anticipate paying any dividends on short sales and thus, a line item in the fee table is not necessary.

Comment #5

Please confirm that there are no acquired fund fees and expenses, as currently reflected in the prospectus.

Response #5

We confirm that the Fund currently anticipates having only nominal (or none at all) acquired fund fees and expenses that would not be required to be disclosed.

Comment #6

Please note that the term of the operating expense limitation agreement between Crow Point Partners, LLC (the “Advisor”) and the Fund must be at least one year. Also, please delete the following phrase from the disclosure: “subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).”

Response #6

We confirm that the term of the expense limitation will be for at least one year and have deleted the requested phrase.

Summary Section - Principal Investment Strategies

Comment #7

In the first paragraph of the Principal Investment Strategies section you state, “The Fund intends to achieve its investment objective through buying a portfolio of high dividend paying common stocks of U.S. and non-U.S. companies and other equity securities like preferred and convertible stocks and then actively hedging the Fund’s equity exposure with options.”  Please explain what is the purpose of active hedging.  Is it to minimize downside risk? Hedge against inflation? Hedging against currency risk? Or all three?

Response #7

We confirm that the purpose of active hedging is only to minimize downside risk.

Comment #8

In the third paragraph of the Principal Investment Strategies section you state, “The Fund may enter into short sales on equity securities that the Fund’s Advisor expects to decline in value.”   Please explain if this is a part of the hedging strategy.  If so, identify as such.

Response #8

We confirm that the purpose of entering into short sales on equity securities that the Fund’s Advisor expects to decline in value is to generate positive investment returns.

Comment #9

In the sixth paragraph of the Principal Investment Strategies section you state, “However, the Fund would not normally expect that these types of securities would exceed in the aggregate 5% of Fund’s total assets.” It is not clear what this is.  Please clarify if it is “junk” in general or those whose ratings were reduced.  Also, discuss if there is a maturity requirement (or can invest in securities of any maturity).

Response #9

Please see the revised disclosure of the Principal Investment Strategies section as included in the prospectus summary:

However, the Fund would not normally expect that these junk bonds would exceed in the aggregate 5% of Fund’s total assets.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies

Comment #10

Please note that the disclosure in the Summary Section is perhaps too long and some of the disclosure should be moved to the Statutory Section.

Response #10

We have abbreviated the disclosure in the Summary Section, please see the revised disclosure below:

The Fund intends to achieve its investment objective through buying a portfolio of high dividend paying common stocks of U.S. and non-U.S. companies and other equity securities like preferred and convertible stocks and then actively hedging the Fund’s equity exposure with options.  The Fund will invest in at least three different countries.  Capital growth is expected to be realized from an increase in value of the underlying equities that comprise the portfolio, and a steadily increasing stream of dividends.  Under normal conditions, the Fund intends to invest in equity securities of issuers located in at least five different countries, including the U.S.  Additionally, the Fund will normally invest between 40% and 70% of its total assets in foreign securities, including up to 15% of its total assets in securities of issuers located in emerging markets.

The Fund expects normally to invest at least 80% of its total assets in equity securities (including securities convertible into equity securities) of U.S. and non-U.S. companies that pay attractive dividends or that the Fund’s Advisor believes have the potential to increase dividends over time.  Securities will be chosen using a proprietary fundamental investment process by which the Fund’s Advisor seeks to identify quality companies around the world with a proven track record of delivering consistent or rising dividends and companies likely to raise their dividends meaningfully or to pay a significant special dividend.

The Fund may enter into short sales on equity securities that the Fund’s Advisor expects to decline in value.  Short sales are transactions in which the Fund sells a security it does not own. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing the security at the market price at or prior to the time of replacement. Short sales may be done for investment or hedging purposes.

Although not every equity security in the Fund’s portfolio will pay dividends, the Fund’s Advisor will select companies that it believes should offer attractive current and/or future dividends in an attempt to build an equity portfolio that offers an attractive dividend yield in the aggregate. The Fund’s Advisor will not limit its investments to companies representative of any particular investment style.

The Fund may invest in equity securities of any type, including, for example, real estate investment trusts (“REITs”), exchange-traded funds (“ETFs”), and closed-end investment companies.  The Fund may hold equity securities of companies of any size, including companies with large, medium, and small market capitalizations. As an alternative to investments in equity securities, the Fund may invest in debt securities that are convertible into common or preferred stocks, or that the Fund’s Advisor otherwise believes provide an investment return comparable to, or more favorable than, investment in equity securities.

The Fund will not invest in debt securities rated below B- or the equivalent by  Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Rating Service (“Standard & Poor’s”).  High yield bonds are securities rated at the time of purchase BB or Ba and below by credit rating agencies such as Standard & Poor’s or Moody’s.  High-yield debt securities are commonly referred to as “junk bonds.”  The Fund is not required to sell or otherwise dispose of any security that loses its rating or has its rating reduced after the Fund has purchased it. However, the Fund would not normally expect that junk bonds would exceed in the aggregate 5% of Fund’s total assets.

The Advisor may enter into foreign currency exchange transactions on behalf of the Fund with respect to the Fund’s equity investments, in order to hedge against changes in the U.S. dollar value of dividend income the Fund expects to receive in the future and that is denominated in foreign currencies, or in the U.S. dollar value of securities held by the Fund denominated in foreign currencies. Foreign currency exchange transactions include the purchase or sale of foreign currency on a spot (or cash) basis, contracts to purchase or sell foreign currencies at a future date (forward contracts), the purchase and sale of foreign currency futures contracts, and the purchase of exchange-traded and over-the-counter call and put options on foreign currency futures contracts and on foreign currencies. There is no limit on the amount of foreign currency exchange transactions that the Advisor may enter into on behalf of the Fund.

The Fund may use listed/exchange-traded options contracts and also expects to use unlisted (or “over-the-counter”) options to a substantial degree (as options contracts on many foreign companies and sector-specific indices are currently available only in the over-the-counter market).

Comment #11

In the eighth paragraph of the Principal Investment Strategies section you state, “In addition, options will be purchased and sold on selected U.S. and non-U.S.-based securities indices, on exchange-traded funds providing returns based on certain indices, countries, or market sectors for the purpose of hedging the portfolio against losses.” Please confirm if “options” modifies all that is listed in this sentence.

Response #11

We confirm that “options” modifies all that is listed in this sentence.

Comment #12

In the eleventh paragraph of the Principal Investment Strategies section you state, “The investment team first identifies themes that are expected to drive investment returns and then identifies stocks most levered to that theme.” Please explain what “themes” means in this context.  Would “trends” be a better word?

Response #12

Please see the revised disclosure of the Principal Investment Strategies section:

The investment team first identifies trends that are expected to drive investment returns and then identifies stocks most levered to that trend.

Comment #13

In the fourteenth paragraph of the Principal Investment Strategies section you state, “that management has proven to be disciplined with asset and cap-ex growth.” Please explain what “cap-ex growth” means.

Response #13

Please see the revised disclosure of the Principal Investment Strategies section:

. . .that management has proven to be disciplined with respect to acquisitions and asset disposals and its capital expenditures;

Comment #14

In the fifteenth paragraph of the Principal Investment Strategies section you state:

The investable universe consists of approximately 300 names worldwide.  Through the construction process, the team seeks to build a diversified portfolio of attractive securities while reducing overall portfolio risk. It is not uncommon for the portfolio management team to be invested in the same names for a period of years.  Portfolio turnover is expected to be less than 50% annually.  It is estimated that 60% of the Fund will be invested in names where absolute dividend rates are high and capital appreciation potential is moderate, and 40% will be invested in either attractively valued stories with good capital appreciation potential and that have also increased dividend payments at rates greater than the market but have lower absolute dividend yields than the portfolio average.  A small subset of that group will also consist of stocks with low absolute valuation levels, higher capital appreciation potential than the rest of the portfolio, but potentially lower dividend yields or growth rates.

Please explain what “either attractively valued stories with good capital appreciation” means.  Also, please explain how the disclosure in this paragraph is consistent with the Fund’s investment objective.

Response #14

Please see the revised disclosure of the Principal Investment Strategies section:

The investable universe consists of approximately 300 names worldwide.  Through the construction process, the team seeks to build a diversified portfolio of attractive securities while reducing overall portfolio risk. It is not uncommon for the portfolio management team to be invested in the same names for a period of years.  Portfolio turnover is expected to be less than 50% annually.  It is estimated that 60% of the Fund will be invested in names where absolute dividend rates are high and capital appreciation potential is moderate, and 40% will be invested in stocks the manager believes to be significantly undervalued that have also increased dividend payments at rates greater than the market but have lower absolute dividend yields than the portfolio average.  A small subset of that group will also consist of stocks with low absolute valuation levels, higher capital appreciation potential than the rest of the portfolio, but potentially lower dividend yields or growth rates.

Comment #15

Under the heading Sell Discipline in the Principal Investment Strategies section you state, “Generally a stock will be sold if it has fallen more than 20% from its “reference price” without a clear and acceptable explanation.” Please explain how “reference price” is determined.

Response #15

We have deleted the disclosure under the heading “Sell Discipline.”

Comment #16

Under the heading Portfolio Guidelines in the Principal Investment Strategies section you state, “The fund has flexibility to invest up to 20% of its net assets in preferred securities.” Why is this limited to 20% when income is a principal objective, particularly in the current investment environment?

Response #16

As noted in Response #2, we have changed the name of the Fund to the Crow Point Hedged Global Equity Income Fund.  Also, we note the disclosure in the Principal Investment Strategies Section, stating: “The Fund intends to achieve its investment objective through buying a portfolio of high dividend paying common stocks of U.S. and non-U.S. companies and other equity securities like preferred and convertible stocks and then actively hedging the Fund’s equity exposure with options.”  In light of this we believe the limitation is appropriate.

Comment #17

Under the heading Derivatives Strategy in the Principal Investment Strategies section, please confirm if the Fund will be doing any significant leveraging.

Response #17

We confirm that the Fund will not be doing any significant leveraging.

Principal Risks of Investing in the Fund

Comment #18

Please confirm if there should be a liquidity risk?

Response #18

We confirm that liquidity risk is not a principal risk of the Fund.

Comment #19

There is no discussion in the Summary Section regarding REITs, please explain how this fits in with the Fund’s principal investment strategies.

Response #19

We confirm that the Fund may invest in REITs because they pay high dividends and that investments in REITs are a part of the Fund’s principal investment strategies.  Therefore, we have added corresponding disclosure to the Summary Section in both the strategies and risks sections regarding such investments.

Comment #20

The “Derivative Investments” risk is overly-broad. Please include descriptions of specific derivatives in which the Fund anticipates investing. Please see the “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) for reference.

Response #20

We have revised the “Derivative Investments” risk in response to your comment. Please see the revised disclosure below:

•

Derivatives Risk:  The Fund will be an active user of options for hedging purposes.  The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments.  These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index.  Derivative prices are highly volatile and may fluctuate substantially during a short period of time.  Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.  Trading derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities.  Derivative contracts ordinarily have leverage inherent in their terms.  The low margin deposits normally required in trading derivatives, including futures contracts, permit a high degree of leverage.  Accordingly, a relatively small price movement may result in an immediate and substantial loss to the Fund.  Because option premiums paid or received by the Fund are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

Comment #21

In the disclosure for Options Risk, you may also want to include a specific risk for OTC option.

Response #21

We have made the requested change, please see the revised disclosure below:

Options Risk:  Options are subject to sudden price movements and are highly leveraged, in that payment of a relatively small purchase price, called a premium, gives the buyer the right to acquire an underlying futures contract, forward contract or commodity that has a face value substantially greater than the premium paid.  The buyer of an option risks losing the entire purchase price of the option.  The writer, or seller, of an option risks losing the difference between the purchase price received for the option and the price of the futures contract, forward contract or commodity underlying the option that the writer must purchase or deliver upon exercise of the option.  There is no limit on the potential loss.  In particular, the Fund may enter into options traded over-the-counter (or OTC options), which allows the Fund great flexibility to tailor the option to its needs. However OTC options generally involve greater risk than exchange-traded options.

Comment #22

Please add lack of Advisor experience risk.

Response #22

We confirm that such risk is not necessary as the Fund’s Advisor currently sub-advises three other registered funds and historically has sub-advised four registered funds and one unregistered fund.  Three of the registered funds advised are part of the Wells Fargo family of fund and Crow Point advises 100% of these portfolios with close to $1 billion in assets under management.

Comment #23

In the High-Yield or Junk Securities risk, please add a statement that these securities are generally considered to be highly speculative.

Response #23

We have made the requested change, please see the revised disclosure below:

High-Yield or “Junk” Security Risk. Investments in debt securities that are rated below investment grade by one or more NRSROs (“high yield securities” also known as “junk securities”) may be subject to greater risk of loss of principal and interest than investments in higher-rated debt securities. High-yield securities are also generally considered to be highly speculative and subject to greater market risk than higher-rated securities. The capacity of issuers of high-yield securities to pay interest and repay principal is more likely to weaken than is that of issuers of higher-rated securities in times of deteriorating economic conditions or rising interest rates.  In addition, high yield securities may be more susceptible to real or perceived adverse economic conditions than higher-rated securities. The market for high-yield securities may be less liquid than the market for higher-rated securities. This can adversely affect the Fund’s ability to buy or sell optimal quantities of high-yield securities at desired prices.

Comment #24

There is no mention of special situations in the Principal Investment Strategies, please tie into the discussion of the strategies or remove the risk.

Response #24

We have moved the risk to the Fund’s statement of additional information.

Tools to Combat Frequent Transactions

Comment #25

The Prospectus currently states that the Fund may reject or limit specific purchase requests. Please explain this in greater detail. Please describe the grounds for such rejection, or provide examples of instances in which purchase requests will be rejected or limited.

Response #25

There are no set criteria that the Advisor must follow in making a determination to reject or limit specific purchase requests. Rather, the Advisor will be responsible for monitoring and evaluating the account activity of its shareholders and making a determination as to whether there may be abusive short term trading and to determine an appropriate response.  The Advisor believes that specific, set criteria can be worked around by those who want to game the system.  Because there are no set criteria for determining abusive trading (e.g., that X number of round-trips in Y days equals abusive short-term trading), and because the Advisor must consider the totality of the circumstances in making a decision to reject or limit specific purchase requests, we are unable to provide specific examples of instances in which the Advisor would make a decision to reject or limit a purchase request.  See response to Comment #27 below.

Comment #26

Currently the third and fifth bullet points under the heading “Tools to Combat Frequent Transactions” seem to be repetitive. Please revise.

Response #26

The fifth bullet point has been deleted in its entirety in response to your comment.

Comment #27

The prospectus refers to the Fund’s Market Timing Trading Policy. Please describe the Market Timing Trading Policy and explain where a shareholder could find a copy of such policy.

Response #27

The Fund’s market timing policy is included in the Trust’s Compliance Manual. This actual policy is not currently available to investors in the Fund. The policy generally provides that the Fund will monitor account transaction activity in an attempt to detect market timing activity, and the Advisor will then determine if the transactions are excessive or suspicious and will instruct the Transfer Agent/Administrator to take action accordingly.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

 Comment #28

If securities are listed in the Statement of Additional Information but not in the Prospectus, please confirm that they are not a part of the principal investment strategy of the Fund and also do not use “boiler plate” disclosure.

Response #28

We confirm that securities not listed in the Prospectus will not be a principal strategy of the Fund.

Comment #29

Please confirm if the Warrants disclosure is applicable.

Response #29

We confirm that it is applicable.

Comment #30

Please confirm if the Zero-Coupon Bonds and Pay-In-Kind Securities disclosure is applicable.

Response #30

We confirm that it is applicable.

Comment #31

Please confirm if the Other Investment Companies disclosure is applicable.

Response #31

We confirm that it is applicable.

Comment #32

Please confirm if the Exchange-Traded Funds disclosure is applicable.

Response #32

We confirm that it is applicable.

Fundamental Investment Limitations

Comment #33

Please confirm that the Fund’s limitation not to invest 60% or more of the market value of its assets in the securities of companies engaged in any one industry should not be revised to be 25%.

Response #33

We confirm that it should be 25% and have made the change.

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum